Exhibit 12.1

QTS Realty Trust, Inc.
QualityTech, LP

Computation of Ratio of Earnings to Combined Fixed Charges

	Nine
	Months
(in thousands)	Ended
	September 30,	Year Ended December 31,
	2014 (1)	2013 (2)		2012 (3)	2011 (3)	2010 (3)
Earnings:
Pre-tax income (loss) from continuing operations	$13,337	$3,850		$(9,768)	$(909)	$14,384
Add: Fixed charges	14,600	23,093		27,680	22,697	28,289
Less: Capitalized interest	(4,743)	(4,135)		(2,192)	(2,557)	(3,987)

Total earnings	23,194	22,808		15,720	19,231	38,686

Fixed Charges
Interest expense (excluding amortization of deferred financing costs)	7,789	15,949		21,769	16,253	20,450
Capitalized interest	4,743	4,135		2,192	2,557	3,987
Amortization of deferred financing costs	1,894	2,775		3,370	3,460	3,052
Interest factor in rents	174	234		349	427	801

Fixed Charges	$14,600	$23,093		$27,680	$22,697	$28,289

Ratio of earnings to combined fixed charges	1.59	—	(4)	— (4)	— (4)	1.37

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(1)	Consolidated results for the nine months ended September 30, 2014 are the same for both QTS Realty Trust, Inc. and QualityTech, LP.

(2)	Due to the timing of the IPO of QTS Realty Trust, Inc., which was completed on October 15, 2013, the financial data and ratio of earnings to combined fixed charges for the year ended December 31, 2013 reflect the financial data and ratio of earnings to combined fixed charges for QTS Realty Trust, Inc. with its historical predecessor, QualityTech, LP. The financial data for the period from October 15, 2013 to December 31, 2013 was the same for both QTS Realty Trust, Inc. and QualityTech, LP.

(3)	Reflects the financial data and ratio of earnings to combined fixed charges for QualityTech, LP, QTS Realty Trust, Inc.’s historical predecessor.

(4)	The shortfall of earnings (loss) to fixed charges for the years ended December 31, 2013, 2012 and 2011 was approximately $0.3 million, $12.0 million and $3.5 million, respectively.